Exhibit 99.(a)(5)(J)

AFFILIATES OF VESTAR CAPITAL PARTNERS V, L.P. SUCCESSFULLY COMPLETE TENDER OFFER FOR SHARES OF HEALTH GRADES, INC.

Golden, Colorado and New York, New York, October 7, 2010 — Mountain Acquisition Corp. and Mountain Merger Sub Corp., both affiliates of Vestar Capital Partners V, L.P. (“Vestar”) formed for the purpose of acquiring Health Grades, Inc. (Nasdaq: HGRD) (“HealthGrades”), and HealthGrades today announced the successful completion of the cash tender offer for all of the outstanding shares of common stock of HealthGrades at a purchase price of $8.20 per share in cash, without interest and less any applicable withholding taxes, as specified in the offer to purchase dated August 10, 2010, as amended, and the related letter of transmittal.  The tender offer expired at 9:00 AM, New York City time, on October 7, 2010.

“Now more than ever, consumers are looking for trusted sources to help make informed healthcare choices,” said Roger Holstein, managing director of Vestar and co-head of its Healthcare Sector.  “With more than 200 million annual visitors to the HealthGrades web sites, the company is fast becoming America’s leading source of information on physicians and hospitals.  We are excited to partner with the entire HealthGrades team in their mission to help consumers make more informed healthcare choices.”

“In a world of increasing transparency and demand for decision-making data, HealthGrades is well positioned to play an important role that benefits all of healthcare’s varied constituents,” said Kerry R. Hicks, chairman and chief executive officer of HealthGrades.  “With unique domain expertise, and a portfolio of leading healthcare services assets, HealthGrades is positioned for growth and expansion.  Vestar will add significant, real value as we expand our franchise and continue to build our business with America’s consumers, their physicians and hospitals.”

The depositary for the tender offer advised that, as of the expiration time, 24,916,269 HealthGrades shares were validly tendered and not withdrawn (not including 334,897 shares delivered pursuant to notices of guaranteed delivery).  Accordingly, Mountain Merger Sub Corp. accepted for payment all such shares in accordance with the terms of the tender offer.  In addition, Mountain Merger Sub Corp. purchased 5,108,954 shares directly from executive officers of HealthGrades pursuant to previously disclosed tender and support agreements with such officers.  As a result of these transactions, Mountain Merger Sub Corp. owned approximately 86% of the outstanding shares of HealthGrades.

Mountain Merger Sub Corp. exercised its “top-up” option granted under the terms of the previously announced merger agreement to purchase approximately 12.651 million newly issued shares at $8.20 per share, which brought Mountain Merger Sub Corp.’s aggregate ownership to more than 90% of the outstanding shares on a fully diluted basis.  Mountain Merger Sub Corp., as owner of more than 90% of the outstanding shares of HealthGrades, intends to effect a “short-form” merger under applicable Delaware law.  Upon completion of the merger, all remaining HealthGrades shareholders who did not tender their shares in the tender offer (other than shares owned by Mountain Merger Sub Corp., Mountain Acquisition Corp., HealthGrades and their subsidiaries) will receive the same $8.20 per share in cash, without interest and less any applicable withholding taxes, paid in the tender offer.  Mountain Merger Sub Corp. will be merged with and into HealthGrades, and HealthGrades will be the surviving corporation and a wholly-owned subsidiary of Mountain Acquisition Corp.

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About Vestar Capital Partners

Vestar Capital Partners is a leading global private equity firm with more than 22 years of experience investing in middle-market companies with $7 billion in assets currently under management.  From its headquarters in New York, and through its five offices in the U.S. and Europe, Vestar employs its value-oriented investment approach across a variety of industries in companies ranging in total enterprise value from $250 million to $3 billion and operations in five key industry sectors: consumer/services, diversified industries, healthcare, media/communication, and financial services. Vestar invests and collaborates with incumbent management teams, family owners or corporations in a creative, flexible and entrepreneurial way to build long-term franchise and enterprise value.  Since 1988, Vestar has completed 66 investments in companies with total enterprise value of over $30 billion.  Vestar has operations in New York, Boston, Denver, Milan, Munich and Paris. For more information, please visit www.vestarcapital.com.

About HealthGrades

HealthGrades is the leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on the nation’s hospitals, physicians, nursing homes and prescription drugs.  Millions of patients and many of the nation’s largest employers, health plans and hospitals rely on HealthGrades’ quality ratings, advisory services and decision-support resources.  The HealthGrades network of websites, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property according to ComScore and is the Internet’s leading destination for patients choosing providers.

Visitors to HealthGrades.com find quality ratings and cost information for the nation’s approximately 5,000 hospitals and 16,000 nursing homes as well as in-depth profiles of the nation’s 750,000 physicians. As a leader in the consumer revolution in health care, HealthGrades receives more than eight million unique visitors to its consumer websites each month.  HealthGrades helps hospitals understand, improve and communicate the quality of care they deliver through a suite of products and physician-led clinical-advisory services. HealthGrades currently works with hospitals nationwide and produces well-respected public studies of hospital quality in areas that include clinical excellence, and patient safety.  More information on the company can be found at www.healthgrades.com.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  HealthGrades files annual and special reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any reports or other information filed by HealthGrades at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800- SEC-0330 for further information on the public reference room.  HealthGrades’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For more information, please contact:

Health Grades, Inc.:

Allen Dodge

(303) 716-0041

adodge@healthgrades.com

Vestar Capital Partners:

Carol Makovich

(203) 622-4781

carol@blicksilverpr.com

Kristin Celauro

(732) 291-5456

kristin@blicksilverpr.com

Safe Harbor Statement

This press release contains forward-looking statements, including those relating to the anticipated acquisition of HealthGrades by an affiliate of Vestar. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,”

“believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.  Each of these forward-looking statements involves risks and uncertainties.  Actual results or developments may differ materially from those, express or implied, in these forward-looking statements.  Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the anticipated acquisition.  Other factors that may cause HealthGrades’ actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in HealthGrades’ filings with the SEC, including the “Risk Factors” sections of HealthGrades’ periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of HealthGrades’ filings with the SEC may be obtained at the “Investor Relations” section of HealthGrades’ website at www.healthgrades.com or at www.sec.gov.  All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement. Unless required by law, Health Grades does not undertake to update its forward-looking statements.